# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NET Power Inc., CIK 0001845437
CUSIP: 64107A105
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 320 Roney Street, Suite 200, Durham, North Carolina (NC), 27701
Date of event which requires filing of this statement: 12/05/2025
Filed by CIK 0001981100
Persons authorized to receive notices and communications: Min Lee, 8 Rivers Capital, LLC, 406 Blackwell Street, 4th Floor, Durham, North Carolina (NC), 27701, 919-667-1800

## Reporting persons
- 8 RIVERS CAPITAL, LLC (CIK 0001981100): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 23,279,880; sole dispositive power 0; shared dispositive power 23,279,880; aggregate amount beneficially owned 23,279,880 (22.25% of the class)
  Comment: Row 8, 10 and 11.
  
  Beneficial ownership of shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of NET Power Inc. (the "Issuer") is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of Schedule 13D (as defined below), as amended by this Amendment No. 9 (as defined below).
  
  Represents (i) 2,550,000 shares of Class A Common Stock held directly by NPEH, LLC ("NPEH"), and (ii) 20,729,880 Class A Units of NET Power Operations LLC ("Opco Units") held directly by NPEH that are exchangeable for shares of Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of Class B common stock, par value $0.0001 per share ("Class B Common Stock"), of the Issuer held directly by NPEH, which have no economic value, will be cancelled.
  
  Row 13.
  
  Based upon (i) 83,919,757 shares of Class A Common Stock issued and outstanding as of November 11, 2025, as reported in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 13, 2025 (the "Issuer Form 10-Q"), and (ii) 2,550,000 shares of Class A Common Stock held directly by NPEH and 20,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
- NPEH, LLC (CIK 0001981772): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 23,279,880; sole dispositive power 0; shared dispositive power 23,279,880; aggregate amount beneficially owned 23,279,880 (22.25% of the class)
  Comment: Row 8, 10 and 11.
  
  Represents 2,590,000 shares of Class A Common Stock and 20,729,880 Opco Units held directly by NPEH that are exchangeable for shares of Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of Class B Common Stock held directly by NPEH, which have no economic value, will be cancelled.
  
  Row 13.
  
  Based upon (i) 83,919,757 shares of Class A Common Stock issued and outstanding as of November 11, 2025, as reported in the Issuer Form 10-Q and (ii) 2,550,000 shares of Class A Common Stock held directly by NPEH and 20,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
- Damian Beauchamp (CIK 0001973442): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 23,279,880; sole dispositive power 0; shared dispositive power 23,279,880; aggregate amount beneficially owned 23,279,880 (22.25% of the class)
  Comment: Rows 8, 10 and 11:
  
  Mr. Beauchamp directly owns 50% of the outstanding equity of each of Tillandsia, Inc. ("Tillandsia"), Areca, Inc. ("Areca"), and Chamaedorea, Inc. ("Chamadorea") and 100% of the interests of 8RCH, LLC ("8RCH"). 8RCH directly owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea. Each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.55%, 25.71% and 24.05%, respectively, or an aggregate of approximately 68.30% of the voting units of 8 Rivers Capital, LLC ("8 Rivers"), and Mr. Beauchamp directly owns approximately 2.27% of the voting units of 8 Rivers. 8 Rivers owns approximately 90.8% of the outstanding equity of NPEH and is the manager of NPEH and may be deemed to beneficially own the shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH. Because of the foregoing relationships, each of Mr. Beauchamp and 8RCH may be deemed to beneficially own the shares of Class A Common Stock that may be beneficially owned by 8 Rivers.
  
  Row 13:
  
  Based upon (i) 83,919,757 shares of Class A Common Stock issued and outstanding as of November 11, 2025, as reported in the Issuer Form 10-Q and (ii) 2,550,000 shares of Class A Common Stock held directly by NPEH and 20,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
- 8RCH, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 23,279,880; sole dispositive power 0; shared dispositive power 23,279,880; aggregate amount beneficially owned 23,279,880 (22.25% of the class)
  Comment: Rows 8, 10 and 11:
  
  Mr. Beauchamp directly owns 50% of the outstanding equity of each of Tillandsia, Inc. ("Tillandsia"), Areca, Inc. ("Areca"), and Chamaedorea, Inc. ("Chamadorea") and 100% of the interests of 8RCH, LLC ("8RCH"). 8RCH directly owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea. Each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.55%, 25.71% and 24.05%, respectively, or an aggregate of approximately 68.30% of the voting units of 8 Rivers Capital, LLC ("8 Rivers"), and Mr. Beauchamp directly owns approximately 2.27% of the voting units of 8 Rivers. 8 Rivers owns approximately 90.8% of the outstanding equity of NPEH and is the manager of NPEH and may be deemed to beneficially own the shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH. Because of the foregoing relationships, each of Mr. Beauchamp and 8RCH may be deemed to beneficially own the shares of Class A Common Stock that may be beneficially owned by 8 Rivers.
  
  Row 13:
  
  Based upon (i) 83,919,757 shares of Class A Common Stock issued and outstanding as of November 11, 2025, as reported in the Issuer Form 10-Q and (ii) 2,550,000 shares of Class A Common Stock held directly by NPEH and 20,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001
Name of issuer: NET Power Inc.
Address of issuer's principal executive offices: 320 Roney Street, Suite 200, Durham, North Carolina (NC), 27701
Comment:
Explanatory Note

This Amendment No. 9 ("Amendment No. 9") to Schedule 13D amends the statement on Schedule 13D originally filed by each of 8 Rivers, LLC ("8 Rivers"), NPEH, LLC ("NPEH"), SK Inc. ("SK"), Tillandsia, Inc. ("Tillandsia") Areca, Inc. ("Areca") and Chamaedorea, Inc. ("Chamaedoria") on June 20, 2023, as amended by Amendment No. 1 on May 28, 2024, as amended by Amendment No. 2 on September 23, 2024, as amended by Amendment No. 3 on October 21, 2024, as amended by Amendment No. 4 on November 26, 2024, as amended by Amendment No. 5 on July 17, 2025, as amended by Amendment No. 6 on August 1, 2025, as amended by Amendment No. 7 on October 29, 2025, and as amended by Amendment No. 8 on November 4, 2025 (the "Schedule 13D"), and is filed by each of 8 Rivers, NPEH, Damian Beauchamp ("Mr. Beauchamp") and 8RCH, LLC ("8RCH"), (each, a "Reporting Person" and collectively the "Reporting Persons"). Capitalized terms used but not defined in this Amendment No. 9 shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following information:

Between November 17, 2025, and December 9, 2025, NPEH sold 1,288,653 shares of Class A Common Stock held by it.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5(a) and (b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person is hereby incorporated by reference in its entirety into this Item 5.

The percentages reported in this Amendment No. 9 are calculated based upon (i) 83,919,757 shares of Class A Common Stock issued and outstanding as of November 11, 2025, as reported in the Issuer Form 10-Q and (ii) 2,550,000 shares of Class A Common Stock held directly by NPEH and 20,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
Transactions in the class effected during the past sixty days: Except as described in Schedule 13D and this Amendment No. 9, no transactions in the class of securities reported have been effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Other than as described in this Amendment No. 9, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer covered by this Amendment No. 9.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- 8 RIVERS CAPITAL, LLC: /s/ Min Lee, Min Lee, General Counsel (12/09/2025)
- NPEH, LLC: 8 Rivers Capital, LLC, its Manager (12/09/2025)
- NPEH, LLC: /s/ Min Lee, Min Lee, General Counsel (12/09/2025)
- Damian Beauchamp: /s/ Damian Beauchamp, Damian Beauchamp (12/09/2025)
- 8RCH, LLC: /s/ Damian Beauchamp, Damian Beauchamp, President and Secretary (12/09/2025)